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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period December 18, 2002

SANPAOLO IMI S.p.A.

(exact name of registrant as specified in its charter)

Piazza san Carlo 156
10121 Turin, Italy
(address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A. (Registrant)

Date: December 18, 2002	By:	/s/ GIORGIO SPRIANO Giorgio Spriano Head of Company Secretariat

THE SANPAOLO IMI GROUP ADOPTS
THE CODE OF BEHAVIOUR CONCERNING INTERNAL DEALING
STOCK OPTION 2002 PLAN APPROVED

        Turin, 17 December 2002—The Board of Directors of SANPAOLO IMI today adopted the Code of Behaviour aimed at regulating the information obligations concerning internal dealing, as envisaged by the Italian Stock Exchange Regulation (Regolamento dei Mercati organizzati e gestiti da Borsa Italiana S.p.A.) and related Instructions.

        The Bank will communicate to the market, within the tenth open market day following the last day of each quarter, transactions made in that period by persons, identified pursuant to the regulations of reference, as those significant persons or related persons or parties, whose total amount is equivalent to, or more than, €50,000, concerning Group quoted shares or financial instruments—as defined in the regulatory dispositions. American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) are also included in the number of transactions subject to communication, while no account will be taken of transactions undertaken in the exercise of right to buy or to subscribe—covered in the context of stock options—or option rights.

        The Bank will arrange to communicate to the market transactions made by the same parties when the amount, also cumulative, exceeds €250,000 without delay and in any case within the first open market day following receipt of communication by the relevant person.

        The Code of Behaviour also provides that the Board of Directors may also fix—for specific periods of time—prohibitions or limitations for the significant persons or related persons or parties in the execution of such transactions.

        The Code of Behaviour will be available for consultation on the SANPAOLO IMI Internet site (www.sanpaoloimi.com/Investor Relations).

        The Board of Directors also approved the stock option plan, in the context of incentives envisaged for 2002, on the basis of the mandate given to the Board by the Shareholders' Meeting on 30 April 2002.

        The recipients of the plan are the senior executive managers of the SANPAOLO IMI Group.

        The exercise price of Euro 7,1264 is equal to the arithmetic average of the SANPAOLO IMI ordinary shares in the last month preceding the Board decision. The option may be exercised following the ex-dividend for 2004 and not later than 31 March 2007.

        A paid capital increase to service the Plan has been authorised, up to a maximum of nominal 23.520.000 Euro, corresponding to approximately 8.4 million subscription rights.

Giorgio Spriano +39 011 555 2822
Dean Quinn +39 011 555 2593
Damiano Accattoli +39 011 555 3590
Anna Monticelli +39 011 555 2526
Alessia Allemani +39 011 555 6147
Fax +39 011 555 2989
e-mail investor.relations@sanpaoloimi.com

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SIGNATURES
THE SANPAOLO IMI GROUP ADOPTS THE CODE OF BEHAVIOUR CONCERNING INTERNAL DEALING STOCK OPTION 2002 PLAN APPROVED